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                                                           SEC FILE NUMBER
                                                               0-27604
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                                                           CUSIP NUMBER
                                                              500909
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended:       December 31, 1997
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Pick Communications Corp.
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Full Name of Registrant

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Former Name if Applicable

                           Wayne Interchange Plaza II
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Address of Principal Executive Office (Street and Number)

                       155 Route 46 West, Wayne, NJ 07470
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City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, on Form 10-K, will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

      The executive officers of the Registrant have recently been occupied with the negotiations and documentation associated with a strategic partnership with Blackstone Calling Card Inc., direct connect agreements throughout the Middle East, Africa, Asia and Latin America, an agreement to provide reciprocal services with a major Middle Eastern communications company, and a contract for satellite communications. As a result, the Form 10-K could not be filed within the prescribed time period.


                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

   Robert S. Bingham                 201                 334-2929
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     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Reason for Change: The Registrant anticipates higher revenues and a decreased loss from operations as compared to the results of operations from the corresponding period for the last fiscal year. This change is anticipated because of increased volume from the Registrant's customer base. A reasonable estimate of the results cannot be made at this time because the Registrant has not yet been able to determine the exact costs associated with the increased volume.

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                           PICK COMMUNICATIONS CORP.
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                 (Name of registrant as a specified in charter)



Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998                      By: /s/ Robert S. Bingham
                                             --------------------------
                                             Name: Robert S. Bingham
                                             Title: Vice-President-Finance


               Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).